UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DA32 Life Science Tech Acquisition Corp.

(Name of Issuer)

     Class A Common Stock

(Title of Class of Securities)

    23312M 106

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    July 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23312M 106	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-257679) (the “Registration Statement”), (ii) 650,000 shares of Class A Common Stock purchased by DA32 Sponsor LLC (the “Sponsor”) in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein. As one of three managing members of the Sponsor, ARCH Venture Fund XI, L.P. (“AVF”) may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein.. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 30,000 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 30,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	Keith Crandell is the record holder of the 30,000 shares of Class B Common Stock. The Sponsor is the record holder of the 4,465,000 shares of Class B Common Stock and the private placement Class A Common Stock reported herein.. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS Kristina Burow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein.. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Steven Gillis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 5,115,000 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 5,115,000 Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,115,000 Shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor. On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding shares of Class A common stock sold in the Issuer’s initial public offering (the “Public Shares”), effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation. As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

(2)	The Sponsor is the record holder of the Class B Common Stock and the private placement Class A Common Stock reported herein.. As one of three managing members of the Sponsor, AVF may be deemed to beneficially own the securities owned directly by the Sponsor. As the sole general partner of AVF, ARCH Venture Partners XI, L.P. ("AVP LP") may be deemed to beneficially own the securities owned directly by the Sponsor and AVF. As the sole general partner of AVP LP, ARCH Venture Partners XI, LLC ("AVP LLC") may be deemed to beneficially own securities owned directly by the Sponsor and AVF. As the members of the investment committee of AVP LLC, each of Keith Crandell, Kristina Burow, Robert Nelsen and Steven Gillis (“the AVP X Committee Members”) may be deemed to beneficially own securities owned directly by the Sponsor and AVF. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)	The percentage reported in this Schedule 13D reflects 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106	13D	Page 9 of 14 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) and modifies the original Schedule 13D filed by the Reporting Person with the Commission on August 9, 2021 (the “Schedule 13D”).

This Amendment is being filed to report:

(i)	the Issuer’s redemption of 100% of the shares of Class A Common Stock issued in the Issuer’s IPO (the “Public Shares”); and
(ii)	Each Reporting Persons percentage beneficial ownership of the Class A Common Stock of the Issuer after the redemption described in clause (i).

On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2.	IDENTITY AND BACKGROUND.

(a)               This Amendment is filed by (i) ARCH Venture Fund XI, L.P. ("AVF"), (ii) ARCH Venture Partners XI, L.P. ("AVP LP"), (iii) ARCH Venture Partners XI, LLC ("AVP LLC"), (iv) Keith Crandell, a natural person (“Crandell”), (v) Kristina Burow, a natural person (“Burow”), (vi) Robert Nelsen, a natural person (“Nelsen”) and (vii) Steven Gillis, a natural person (“Gillis” and collectively with AVF, AVP LP, AVP LLC, Crandell, Burow and Nelsen, the “Reporting Persons”).

(b)               The address of the principal business and/or principal office of the Reporting Persons is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

(c)               AVP LP is the general partner of AVF. AVP LLC is the general partner of AVP LP. Burow, Crandell, Nelsen and Gillis comprise the investment committee of AVP LLC. AVF is a managing member of the Sponsor. AVF purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)               During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Each of AVF, AVP LP and AVP LLC is organized under the laws of the State of Delaware. Each of Crandell, Burow, Nelsen and Gillis is a citizen of the United States of America.

CUSIP No. 23312M 106	13D	Page 10 of 14 Pages

Item 4.	Purpose of THE Transaction.

Item 4 is hereby amended and supplemented as follows:

On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

The Sponsor intends to effect the dissolution of the Issuer after the Issuer files a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

Item 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of the Schedule 13D as amended by this Amendment, the Reporting Person has not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Items 4 and 5 of the Schedule 13D as amended by this Amendment is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No. 23312M 106	13D	Page 11 of 14 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

11*	Joint Filing Agreement by and among the Reporting Persons.
99.1	Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.2	Power of Attorney previously filed as Exhibit 24.2 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.3	Power of Attorney previously filed as Exhibit 24.3 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.4	Power of Attorney previously filed as Exhibit 24.4 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.5	Power of Attorney previously filed as Exhibit 24.5 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.6	Power of Attorney previously filed as Exhibit 24.6 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by ARCH Venture Fund XI, L.P., ARCH Venture Partners XI, L.P., ARCH Venture Partners XI, LLC, Robert Nelsen, Kristina Burow and Steven Gillis.
99.7	Power of Attorney previously filed as Exhibit 24.1 to a Form 3 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on July 27, 2021 by Keith Crandell.

* Filed herewith.

CUSIP No. 23312M 106	13D	Page 12 of 14 Pages

SignatureS

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 4, 2023

ARCH VENTURE FUND XI, L.P.
By: ARCH Venture Partners XI, L.P., General Partner
By: ARCH Venture Partners XI, LLC, General Partner

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

ARCH VENTURE PARTNERS XI, L.P.
By: ARCH Venture Partners XI, LLC, General Partner

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

ARCH Venture Partners XI, LLC

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Keith Crandell

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Kristina Burow

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Robert Nelsen

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Steven Gillis

CUSIP No. 23312M 106	13D	Page 13 of 14 Pages

SCHEDULE A

General Partner of ARCH Venture Fund XI, L.P.

The general partner of ARCH Venture Fund XI, L.P. is ARCH Venture Partners XI, L.P. The address of the principal business and/or principal office of ARCH Venture Fund XI, L.P. and ARCH Venture Partners XI, L.P. is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

General Partner of ARCH Venture Partners XI, L.P.

The general partner of ARCH Venture Partners XI, L.P. is ARCH Venture Partners XI, LLC. The address of the principal business and/or principal office of ARCH Venture Partners XI, L.P. and ARCH Venture Partners XI, LLC is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

Managing Directors of ARCH Venture Partners XI, LLC

The founding members of ARCH Venture Partners XI, LLC are Kristina Burow, Keith Crandell and Robert Nelsen. The address of the principal business and/or principal office of ARCH Venture Partners XI, LLC and the managing directors is 8755 W. Higgins Road, Suite 1025, Chicago, IL 60631.

CUSIP No. 23312M 106	13D	Page 14 of 14 Pages

Exhibit 11

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of DA32 Life Science Tech Acquisition Corp., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated:        August 4, 2023

ARCH VENTURE FUND XI, L.P.
By: ARCH Venture Partners XI, L.P., General Partner
By: ARCH Venture Partners XI, LLC, General Partner

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

ARCH VENTURE PARTNERS XI, L.P.
By: ARCH Venture Partners XI, LLC, General Partner

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

ARCH Venture Partners XI, LLC

By:	/s/ Mark McDonnell
Name:	Mark McDonnell
Title:	Attorney-in-Fact

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Keith Crandell

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Kristina Burow

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Robert Nelsen

By:	/s/ Mark McDonnell
Name:	Mark McDonnell, Attorney-in-Fact for Steven Gillis